RNS Director/PDMR Shareholding DIRECTOR/PDMR SHAREHOLDING UNILEVER PLC Released 11:15:54 31 October 2024 RNS Number : 4362K Unilever PLC 31 October 2024 Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Esi Bracey 2 Reason for the notification a) Position/status Chief Growth and Marketing Officer (a member of Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction The following shares have been delivered to Esi Bracey to account for the shortfall of shares issued to Esi Bracey due to incorrect application of taxation on the awards that vested in February 2024: • 173 ADR shares (Vesting of MCIP Match award shares) • 173 PLC ADR shares (Vesting of MCIP Match award shares) • 246 PLC ADR shares (Vesting of PSP award shares) • 14.545 PLC ADR shares (reinvestment of dividend on beneficially owned shares). c) Currency USD - United States Dollar d) Price(s) and volume(s) Price(s) Volume(s) $61.60 606.545 e) Aggregated information - Volume - Total 606.545 $37,363.17 f) Date of the transaction 2024/10/31 g) Place of the transaction New York Stock Exchange - XNYS This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com. RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy. END London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply. © 2024 London Stock Exchange plc. All rights reserved.